SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                ITEX CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   465647 204
                                 (CUSIP Number)


                                   Steve White
                              Lakemont Capital Ltd.
                                 3059 Lenoir St.
                             Las Vegas, Nevada 89135
                            Telephone (425) 747-6434

                                  With copy to:
                             Stephen Tollefsen, Esq.
                           Tollefsen Business Law P.C.
                           2707 Colby Ave., Ste. 1116
                            Everett, Washington 98201
                                 (425) 353-8883
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 January 1, 2003
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                       (Continued on the following pages)

--------------------------------------
        CUSIP No. 465647 204            13D
--------------------------------------

--------- ----------------------------------------------------------------------
   1      Name of Reporting Person
                     Steven White
          I.R.S. Identification No. of Above Person (Entities Only)
                     N/A
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group*            (a)   |X|
                                                                       (b)   |_|

--------- ----------------------------------------------------------------------
   3      Sec Use Only


--------- ----------------------------------------------------------------------
   4      Source Of Funds*

          OO
--------- ----------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2(e)
          |_|

--------- ----------------------------------------------------------------------
   6      Citizenship Or Place Of Organization

          United States citizen
--------- ----------------------------------------------------------------------
-------------------------------------- ------ ----------------------------------
              Number of                  7    Sole Voting Power

               Shares                         250,000
                                       ------ ----------------------------------
            Beneficially                 8    Shared Voting Power

              Owned by                        - 0 -
                                       ------ ----------------------------------
                Each                     9    Sole Dispositive Power

              Reporting                       250,000
                                       ------ ----------------------------------
             Person With                10    Shared Dispositive Power

                                              - 0 -
-------------------------------------- ------ ----------------------------------
--------- ----------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          250,000
--------- ----------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          |_|

--------- ----------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          1.4%
--------- ----------------------------------------------------------------------
   14     Type Of Reporting Person*

          IN
--------- ----------------------------------------------------------------------

                                SEE INSTRUCTIONS

--------------------------------------
        CUSIP No. 465647 204             13D
--------------------------------------

--------- ----------------------------------------------------------------------
   1      Name of Reporting Person
                     Eric Best
          I.R.S. Identification No. of Above Person (Entities Only)
                     N/A
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group*            (a)   |X|
                                                                       (b)   |_|

--------- ----------------------------------------------------------------------
   3      Sec Use Only


--------- ----------------------------------------------------------------------
   4      Source Of Funds*

          N/A
--------- ----------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2(e)
          |_|

--------- ----------------------------------------------------------------------
   6      Citizenship Or Place Of Organization

          United States citizen
--------- ----------------------------------------------------------------------
-------------------------------------- ------ ----------------------------------
              Number of                  7    Sole Voting Power

               Shares                         - 0 -
                                       ------ ----------------------------------
            Beneficially                 8    Shared Voting Power

              Owned by                        - 0 -
                                       ------ ----------------------------------
                Each                     9    Sole Dispositive Power

              Reporting                       - 0 -
                                       ------ ----------------------------------
             Person With                10    Shared Dispositive Power

                                              - 0 -
-------------------------------------- ------ ----------------------------------
--------- ----------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          - 0 -
--------- ----------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          |_|

--------- ----------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          0.0%
--------- ----------------------------------------------------------------------
   14     Type Of Reporting Person*

          IN
--------- ----------------------------------------------------------------------

                                SEE INSTRUCTIONS

--------------------------------------
        CUSIP No. 465647 204             13D
--------------------------------------

--------- ----------------------------------------------------------------------
   1      Name of Reporting Person
                     John A. Wade
          I.R.S. Identification No. of Above Person (Entities Only)
                     N/A
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group*            (a)   |X|
                                                                       (b)   |_|

--------- ----------------------------------------------------------------------
   3      Sec Use Only


--------- ----------------------------------------------------------------------
   4      Source Of Funds*

          N/A
--------- ----------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2(e)
          |_|

--------- ----------------------------------------------------------------------
   6      Citizenship Or Place Of Organization

          United States citizen
--------- ----------------------------------------------------------------------
-------------------------------------- ------ ----------------------------------
              Number of                  7    Sole Voting Power

               Shares                         - 0 -
                                       ------ ----------------------------------
            Beneficially                 8    Shared Voting Power

              Owned by                        - 0 -
                                       ------ ----------------------------------
                Each                     9    Sole Dispositive Power

              Reporting                       - 0 -
                                       ------ ----------------------------------
             Person With                10    Shared Dispositive Power

                                              - 0 -
-------------------------------------- ------ ----------------------------------
--------- ----------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          - 0 -
--------- ----------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          |_|

--------- ----------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          0.0%
--------- ----------------------------------------------------------------------
   14     Type Of Reporting Person*

          IN
--------- ----------------------------------------------------------------------

                                SEE INSTRUCTIONS

--------------------------------------
        CUSIP No. 465647 204             13D
--------------------------------------

--------- ----------------------------------------------------------------------
   1      Name of Reporting Person
                     Alan Zimmelman
          I.R.S. Identification No. of Above Person (Entities Only)
                     N/A
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group*            (a)   |X|
                                                                       (b)   |_|

--------- ----------------------------------------------------------------------
   3      Sec Use Only


--------- ----------------------------------------------------------------------
   4      Source Of Funds*

          N/A
--------- ----------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2(e)
          |_|

--------- ----------------------------------------------------------------------
   6      Citizenship Or Place Of Organization

          United States citizen
--------- ----------------------------------------------------------------------
-------------------------------------- ------ ----------------------------------
              Number of                  7    Sole Voting Power

               Shares                         - 0 -
                                       ------ ----------------------------------
            Beneficially                 8    Shared Voting Power

              Owned by                        - 0 -
                                       ------ ----------------------------------
                Each                     9    Sole Dispositive Power

              Reporting                       - 0 -
                                       ------ ----------------------------------
             Person With                10    Shared Dispositive Power

                                              - 0 -
-------------------------------------- ------ ----------------------------------
--------- ----------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          - 0 -
--------- ----------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          |_|

--------- ----------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          0.0%
--------- ----------------------------------------------------------------------
   14     Type Of Reporting Person*

          IN
--------- ----------------------------------------------------------------------

                                SEE INSTRUCTIONS

--------------------------------------
        CUSIP No. 465647 204             13D
--------------------------------------

--------- ----------------------------------------------------------------------
   1      Name of Reporting Person
                     Lewis Humer
          I.R.S. Identification No. of Above Person (Entities Only)
                     N/A
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group*            (a)   |X|
                                                                       (b)   |_|

--------- ----------------------------------------------------------------------
   3      Sec Use Only


--------- ----------------------------------------------------------------------
   4      Source Of Funds*

          PF, OO
--------- ----------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2(e)
          |_|

--------- ----------------------------------------------------------------------
   6      Citizenship Or Place Of Organization

          United States citizen
--------- ----------------------------------------------------------------------
-------------------------------------- ------ ----------------------------------
              Number of                  7    Sole Voting Power

               Shares                         838,245
                                       ------ ----------------------------------
            Beneficially                 8    Shared Voting Power

              Owned by                        - 0 -
                                       ------ ----------------------------------
                Each                     9    Sole Dispositive Power

              Reporting                       838,245
                                       ------ ----------------------------------
             Person With                10    Shared Dispositive Power

                                              - 0 -
-------------------------------------- ------ ----------------------------------
--------- ----------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          838,245
--------- ----------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          |_|

--------- ----------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          4.6%
--------- ----------------------------------------------------------------------
   14     Type Of Reporting Person*

          IN
--------- ----------------------------------------------------------------------

                                SEE INSTRUCTIONS

--------------------------------------
        CUSIP No. 465647 204             13D
--------------------------------------

--------- ----------------------------------------------------------------------
   1      Name of Reporting Person
                     Lakemont Capital, Ltd.
          I.R.S. Identification No. of Above Person (Entities Only)
                     260049047
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group*            (a)   |X|
                                                                       (b)   |_|

--------- ----------------------------------------------------------------------
   3      Sec Use Only


--------- ----------------------------------------------------------------------
   4      Source Of Funds*

          N/A
--------- ----------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2(e)
          |_|

--------- ----------------------------------------------------------------------
   6      Citizenship Or Place Of Organization

          Nevada corporation
--------- ----------------------------------------------------------------------
-------------------------------------- ------ ----------------------------------
              Number of                  7    Sole Voting Power

               Shares                         - 0 -
                                       ------ ----------------------------------
            Beneficially                 8    Shared Voting Power

              Owned by                        - 0 -
                                       ------ ----------------------------------
                Each                     9    Sole Dispositive Power

              Reporting                       - 0 -
                                       ------ ----------------------------------
             Person With                10    Shared Dispositive Power

                                              - 0 -
-------------------------------------- ------ ----------------------------------
--------- ----------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          - 0 -
--------- ----------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          |_|

--------- ----------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          0.0%
--------- ----------------------------------------------------------------------
   14     Type Of Reporting Person*

          AF
--------- ----------------------------------------------------------------------

                                SEE INSTRUCTIONS

Item 1.  Security and Issuer.

     This statement relates to the common stock, par value $.01 per share, of Itex Corporation, a Nevada corporation ("Itex"). The address of Itex's principal executive office is 3400 Cottage Way, Sacramento, CA 95825.

Item 2.  Identity and Background.

     The names, addresses, principal occupations or employment, involvement in certain legal proceedings, and citizenship of the persons filing this statement are as follows:

     Steven White

     (a)  Steven White

     (b)  3059 Lenoir St., Las Vegas, Nevada 89135

     (c) Mr. White is President of, Lakemont Capital, Ltd., a business advisory firm, located at 3059 Lenoir St., Las Vegas, Nevada 89135.

     (d) Mr. White, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. White, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. White being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States citizen

     Eric Best

     (a) Eric Best

     (b) 87 Wall St., Seattle, WA 98121

     (c) Mr. Best is Chief Executive Officer of Morse Best Innovation, a custom software consulting, developer and systems integration practice located at 87 Wall St., Seattle, WA 98121.

     (d) Mr. Best, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Best, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Best being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States citizen

     John A. Wade

     (a) John A. Wade

     (b) 95 South Jackson Street, Suite 300, Seattle, WA 98104

     (c) Mr. Wade is Chief Financial Officer of Aptimus, Inc., an online direct marketing company located at 95 South Jackson Street, Suite 300, Seattle, WA 98104.

     (d) Mr. Wade, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Wade, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Wade being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States citizen

     Alan Zimmelman

     (a) Alan Zimmelman

     (b) 1042 No. El Camino Real #B-234, Encinitas, CA 92024

     (c) Mr. Zimmelman is a private investor located at 1042 No. El Camino Real #B-234, Encinitas, CA 92024.

     (d) Mr. Zimmelman, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Zimmelman, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Zimmelman being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States citizen

     Lewis Humer

     (a) Lewis Humer

     (b) 3400 Cottage Way, Sacramento, CA 95825

     (c) Mr. Humer is President, Chief Executive Officer, and a director of Itex Corporation, a Nevada corporation, located at 3400 Cottage Way, Sacramento, CA 95825.

     (d) Mr. Humer, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Humer, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Humer being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States citizen

     Lakemont Capital, Ltd.

     Lakemont Capital, Ltd. ("Lakemont") is a business advisory firm located at 3059 Lenoir St., Las Vegas, Nevada 89135. Mr. Steven White is President and the sole officer of Lakemont.

     (d) Neither Lakemont nor Mr. White, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Lakemont nor Mr. White, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Lakemont or Mr. White being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

Item 3.     Source and Amount of Funds or Other Consideration.

     The securities owned by Steven White were acquired in exchange for services rendered Itex. Mr. White was retained by Itex as an independent consultant for the twelve-month period commencing on August 1, 2001. As the former CEO of Ubarter.com, Mr. White's primary services to Itex consisted of assisting Itex in the integration of certain Ubarter assets from its then current owner, Network Commerce, Inc. The agreement included the provision that Mr. White be issued 250,000 shares of Itex common stock.

     The 838,245 shares beneficially owned by Mr. Humer include 427,500 shares underlying stock options not yet exercised. Of the 410,745 non-derivative securities, 300,000 shares were acquired as restricted stock grants for services rendered Itex as officer. The remaining 110,745 shares were purchased from Mr. Humer's personal funds in the aggregate amount of $16,841.12, excluding brokerage fees.

Item 4.     Purpose of Transaction.

     Steven White, Eric Best, John Wade, and Alan Zimmelman entered into an Agreement (the "CASE Agreement") on November 25, 2002, to form the Committee for the Advancement of Stockholder Equity ("CASE"). CASE was formed to solicit proxies to obtain control of the board of directors of Itex at its annual meeting of stockholders scheduled to be held on Tuesday, January 28, 2003, at 9:00 a.m. Pacific Standard Time, or at any and all adjournments, postponements, continuations or reschedulings thereof (the "Annual Meeting"). The four CASE members sought to stand for election as the CASE nominees in opposition to four of the six nominees of the incumbent Itex Corporation board of directors ("Itex nominees"). The CASE members executed written consents to be named as nominees and to serve as a director if elected, and powers of attorney to authorize Steven White to execute a Schedule 13D on their behalf in the event such a filing were required. At the time, the members of CASE beneficially owned in the aggregate 1.5 percent of the common stock of Itex, and no Schedule 13D was filed.

     Lewis Humer, the current Chief Executive Officer of Itex, serves under an Itex employment agreement until the end of 2003. Steven White on behalf of CASE contacted Mr. Humer during the period between December 3 and December 10, 2002, and received assurance that Mr. Humer would continue to serve under his current employment agreement if the CASE nominees were elected. On January 1, 2003, in order to help ensure continuity in the strategic direction of Itex and a continuation of its executive leadership, Mr. Humer consented to be placed on the slate of CASE nominees and named in the CASE proxy statement. Lewis Humer is also named on the Itex proxy statement for the Annual Meeting as an Itex nominee, and is thus running on both slates. Although Mr. Humer has agreed to be named in the CASE proxy statement as a CASE nominee, he has declined to become a party to the CASE Agreement and therefore is not obligated to vote for the CASE nominees or to support the issues advanced by the CASE members. Nevertheless, Lewis Humer is deemed by SEC rules to be a participant in the CASE solicitation by virtue of his being named a nominee on the CASE slate. In view of the fact that the CASE nominees own in the aggregate approximately 6.0 percent of the shares of Itex common stock outstanding, and that the CASE solicitation participants may be deemed to be part of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), the CASE nominees have filed a statement on Schedule 13D.

     Pursuant to the CASE Agreement, as amended on January 1, 2003, the members of CASE (but not Mr. Humer) have agreed as follows:

     (1) To be named as a member of CASE in proxy materials filed with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the annual meeting or a special meeting of the Itex shareholders to be held in 2003 (the "Meeting"), and to serve as a director of Itex Corporation if elected;

     (2) To vote all shares of Itex common stock as to which such person has voting rights in favor of the election of the following nominees for director at the Meeting:

     Steven White, Eric Best, John Wade, Alan Zimmelman, Lewis "Spike" Humer

     or such other nominees for director as may be named in the proxy materials filed by CASE with the SEC.

     (3) To utilize Lakemont Capital, Ltd. ("Lakemont"), an affiliate of Steven White, to fund the CASE election contest, file materials with the SEC on behalf of CASE, and engage in solicitation efforts on behalf of CASE; to engage Lakemont for assistance in coordinating its soliciting efforts for a fee of $5,000 per month up to a total of $15,000, plus reimbursement of expenses; and that the funds contributed by Lakemont shall be used by CASE to defray the expenses of the proxy contest, including the fees and expenses of attorneys, proxy solicitors, and other advisors to CASE, travel and communications expenses of the nominees for director listed in paragraph 2 above, and other expenses approved by Steven White.

     (4) To comply with the requirements of the state and federal securities laws, including the filing of a Schedule 13D with the SEC, if required; and

     (5) To cooperate with the other members of CASE to achieve the objectives of CASE.

     As of January 1, 2003, Lakemont had contributed approximately $18,000 to defray the expenses of the proxy contest, and accrued additional costs of approximately $20,000.

     If some or all of the CASE members who are nominees for director are elected to the board of directors of Itex and constitute a majority of the Itex board of directors, these nominees intend promptly to adopt a compensation policy whereby outside directors will receive 40,000 shares annually. There will be no cash or trade dollar payments to directors, or payments of fees to directors for performance of their duties. There will be no compensation of directors for committee participation. It is expected, however, that there will continue to be reimbursement of directors for their out-of-pocket expenses incurred in connection with attendance at board and committee meetings.

     The CASE members will seek a review of Itex's financial records to assure that material business transactions have been properly approved and documented, that Itex's assets have been recorded in accordance with generally accepted accounting principles, and that Itex's ability to collect its receivables is preserved. In conjunction with this review, the CASE members who are nominees intend to examine the standard of independence used to qualify audit committee members and may propose new recommendations.

     The CASE members will seek to remove Itex's current bylaw provisions which permit the division of the board into three classes with staggered terms, and those which provide for the grant of loans to officers and directors of Itex. There is no assurance that any of the Itex nominees will serve as directors of Itex if any of the CASE nominees are elected. In the event any Itex nominees are elected and refuse to serve, the CASE members do not intend to fill the board vacancies but rather to reduce the size of the board accordingly. If elected, the CASE members will seek to reduce the size of the board of directors from six
(6) to four (4) individuals. If elected, the CASE members will seek to negotiate a reduction of the board by proposing that one CASE nominee resign, in exchange for the resignation of one of the Itex nominees. If successful in this negotiation, the CASE nominee who will be asked to resign will be Alan Zimmelman. CASE intends to form a strategic committee which would be chaired by Steven White. This committee's focus would be to review the operations and direction of Itex, ensure coordination among the business offices, and review the development of strategic products and the prospects for acquisitions with the goal of enhancing stockholder value.

     If a majority of CASE's nominees are elected to Itex's board of directors, the members of CASE intend to seek reimbursement from Itex for CASE's expenses incurred in the proxy contest. The members of CASE do not intend to submit the issue of reimbursement of CASE for its proxy contest expenses to a separate vote of Itex stockholders unless required by applicable law.

     Lewis Humer, CEO, is party to an employment agreement with Itex which expires on December 14, 2003. CASE has received assurances that Mr. Humer would continue to serve under his employment agreement if the CASE nominees are elected. CASE has received similar assurances from Melvin Kerr, COO, that he would continue to serve under his employment agreement which also expires on December 14, 2003. It is the intention of the CASE members, if elected, to retain these executives in order to bring management stability and continuity of operations.

     Other than as set forth above, the members of CASE and the CASE nominees have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. The reporting persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto, but have no present intention of doing so.

     The securities owned by Steven White were acquired for investment as compensation for services rendered. The shares and options owned by Lewis Humer were acquired as compensation for services rendered and for investment purposes. It is presently anticipated that, if the options were exercised, the funds required to pay the exercise price would be provided from personal funds. Mr. Humer has no present intention to exercise his options in whole or in part.

Item 5.     Interest in Securities of the Issuer.

     (a) and (b) Beneficial Ownership. The persons filing this statement are the beneficial owners of the following numbers of shares of Itex common stock which represent the indicated percentages of the 17,727,565 shares of Itex common stock outstanding, based on Itex's definitive proxy materials filed with the SEC on November 26, 2002:


                                                                       Shares            Percent (1)
                                                                    Beneficially          of Voting
           Name                                                        Owned               Shares
           ----                                                        -----               ------
           Steven White                                                250,000  (2)         1.4%
           Eric Best                                                              0          --
           John Wade                                                              0          --
           Alan Zimmelman                                                         0          --
           Lewis Humer                                                 838,245  (3)         4.6%

           All CASE nominees as a group                                   1,088,245         6.0%



     (1) Percentage of beneficial ownership is based upon 17,727,565 voting shares outstanding as of December 2, 2002, the record date for the Annual Meeting.

     (2) Mr. White has sole, direct beneficial ownership of the shares, and exercises sole voting and investment power with respect to the shares.

     (3) Includes 427,500 shares underlying stock options not yet exercised. Includes18,139 shares acquired by Mr. Humer after the record date. Mr. Humer has sole, direct beneficial ownership of the shares, and exercises sole voting and investment power with respect to the shares.

     Except as expressly otherwise set forth in this statement, each person filing this statement disclaims beneficial ownership of the shares of Itex common stock beneficially owned by any other person filing this statement or any other person.

     (c) Recent Transactions. The following table identifies each transaction in Itex common stock that was effected during the past 60 days by any person filing this statement:

     Transactions in Itex Common Stock by Lewis Humer



                                                                                  Number of
                                                                                    Itex
           Date of Transaction   Nature of Transaction                             Shares
           -------------------   ---------------------                             ------
           December 23, 2002     Open market purchase                               1,590
           December 26, 2002     Open market purchase                              16,549


     (d) No other person is known, with respect to shares of Itex common stock, to have the right to receive dividends or to have the power to direct the receipt of dividends or to receive or direct the receipt of proceeds from the sale of Itex stock from any person filing this statement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

     Each of Eric Best, John Wade and Alan Zimmelman, as a CASE member filing this statement, has executed a power of attorney, copies of which are attached to this Schedule 13D as Exhibit 1.0. The powers of attorney authorize Steven White to execute and file this Schedule 13D and other filings required by the federal securities laws on behalf of the persons executing such powers of attorney.

     The members of CASE have entered into the CASE Agreement, which is attached to this Schedule 13D as Exhibit 2.0 and is hereby incorporated by reference. In the CASE Agreement, each signatory agrees to take the actions described in Item 4 of this Schedule 13D. Mr. Humer is not a party to the CASE Agreement.

     The persons to be nominated for election as directors pursuant to proxy materials filed on behalf of CASE have executed consents to such nomination and to serve if elected, which are attached to this Schedule 13D as Exhibit 3.0.

     Other than the CASE Agreement, the powers of attorney and the consents referred to above, and except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons filing this statement with respect to any securities of Itex, including, without limitation, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

     1.0 Powers of Attorney executed by Messrs. Best, Wade, and Zimmelman in connection with Schedule 13D and other filings under the Securities Exchange Act of 1934.

     2.0  Agreement among CASE Members dated as of January 1, 2003

     3.0 Consents to be Nominated for Election as Director executed by Messrs. White, Best, Wade, Zimmelman and Humer


------------------

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   January 8, 2003

/s/ Steven White
----------------
Steven White

Eric Best *

John A. Wade *

Alan Zimmelman *

*By  /s/ Steven White
---------------------
Steven White, Attorney-in-Fact

Lakemont Capital, Ltd.

By  /s/ Steven White
--------------------
Steven White, President

/s/ Lewis Humer
---------------
Lewis Humer


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)

                                POWER OF ATTORNEY


     Know all by these presents that the undersigned hereby constitutes and appoints Steven White the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as beneficial owner of shares of common stock of Itex Corporation (the "Company"), a Schedule 13D or any amendment thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder, and Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or amendment thereto or Form 3, 4, or 5 and timely file such Schedule or Form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned understands and acknowledges that the Schedule 13D and amendments thereto and the Forms 3, 4, and 5 referred to above may be filed jointly on behalf of a "group" as that term is defined in the rules promulgated under Section 13(d) of the Exchange Act. The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) or Section 16 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D or Forms 3, 4, and 5 and amendments thereto with respect to the undersigned's holdings of and transactions in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25th day of November, 2002.


                                        /s/ Eric Best
                                        -------------
                                        Signature

                                        Eric Best
                                        -------------
                                        (Print Name)

                                POWER OF ATTORNEY


     Know all by these presents that the undersigned hereby constitutes and appoints Steven White the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as beneficial owner of shares of common stock of Itex Corporation (the "Company"), a Schedule 13D or any amendment thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder, and Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or amendment thereto or Form 3, 4, or 5 and timely file such Schedule or Form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned understands and acknowledges that the Schedule 13D and amendments thereto and the Forms 3, 4, and 5 referred to above may be filed jointly on behalf of a "group" as that term is defined in the rules promulgated under Section 13(d) of the Exchange Act. The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) or Section 16 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D or Forms 3, 4, and 5 and amendments thereto with respect to the undersigned's holdings of and transactions in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25th day of November, 2002.


                                        /s/ John Wade
                                        -------------
                                        Signature

                                        John Wade
                                        -------------
                                        (Print Name)

                                POWER OF ATTORNEY


     Know all by these presents that the undersigned hereby constitutes and appoints Steven White the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as beneficial owner of shares of common stock of Itex Corporation (the "Company"), a Schedule 13D or any amendment thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder, and Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or amendment thereto or Form 3, 4, or 5 and timely file such Schedule or Form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned understands and acknowledges that the Schedule 13D and amendments thereto and the Forms 3, 4, and 5 referred to above may be filed jointly on behalf of a "group" as that term is defined in the rules promulgated under Section 13(d) of the Exchange Act. The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) or Section 16 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D or Forms 3, 4, and 5 and amendments thereto with respect to the undersigned's holdings of and transactions in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25th day of November, 2002.


                               /s/ Alan Zimmelman
                               ------------------
                               Signature

                               Alan Zimmelman
                               ------------------
                               (Print Name)

                          AGREEMENT AMONG CASE MEMBERS


     This Agreement is entered into as of January 1, 2003, among the individuals and shareholders of Itex Corporation (the "CASE" members) named on Attachment A hereto, which may be in multiple counterparts. This Agreement reduces to writing the agreement made by CASE members on November 25, 2002, as amended.

     WHEREAS the CASE members wish to use their joint efforts to replace the incumbent directors of Itex Corporation ("Itex"),

     NOW, THEREFORE, each CASE member agrees as follows:

     1. I agree to be named as a member of the Committee for the Advancement of Stockholder Equity ("CASE") in proxy materials filed with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the annual meeting or a special meeting of the Itex shareholders to be held in 2003 (the "Meeting"), and to serve as a director of Itex Corporation if elected.

     2. I agree to vote all shares of Itex common stock as to which I have voting rights in favor of the election of the following nominees for director at the Meeting:

     Steven White, Eric Best, John Wade, Alan Zimmelman, Lewis "Spike" Humer

     or such other nominees for director as may be named in the proxy materials filed by CASE with the SEC.

     3. I agree that Lakemont Capital, Ltd. ("Lakemont"), an affiliate of Steven White, shall fund the CASE election contest, file materials with the SEC on behalf of CASE, and engage in solicitation efforts on behalf of CASE. I agree that CASE shall engage Lakemont for assistance in coordinating its soliciting efforts for a fee of $5,000 per month up to a total of $15,000, plus reimbursement of expenses. I agree that the funds contributed by Lakemont shall be used by CASE to defray the expenses of the proxy contest, including the fees and expenses of attorneys, proxy solicitors, and other advisors to CASE, travel and communications expenses of the nominees for director listed in paragraph 2 above, and other expenses approved by Steven White.

     4. I agree to comply with the requirements of the state and federal securities laws, including the filing of a Schedule 13D with the SEC, if required, reporting that I am part of a "group" as defined in the SEC's rules under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), the filing of a Form 3 and Form 4s, if required, under Section 16(a) of the Exchange Act, and the proxy solicitation rules under Section 14 of the Exchange Act. In furtherance of the above, I have signed a copy of the Power of Attorney set forth as Attachment B.

     5. I agree to cooperate with the other CASE members to achieve the objectives of CASE to replace the existing directors of Itex with the nominees listed in paragraph 2 above.

     IN WITNESS WHEREOF, I have signed my name on a counterpart of Attachment A hereto as of the date specified above.

                                                                                  ATTACHMENT A

------------------ ---------------------------- ---------------------------------- -----------
                                                                                   Number of
                                                                                   Itex shares
                                                                                   Beneficially
Date of Signature      Shareholder Name                      Signature             Owned
------------------ ---------------------------- ---------------------------------- -----------
------------------ ---------------------------- ---------------------------------- -----------

------------------ ---------------------------- ---------------------------------- -----------
------------------ ---------------------------- ---------------------------------- -----------

1/7/03             Steven White                 /s/ Steven White                   250,000
------------------ ---------------------------- ---------------------------------- -----------
------------------ ---------------------------- ---------------------------------- -----------

1/7/03             Eric Best                    /s/ Eric Best                        - 0 -
------------------ ---------------------------- ---------------------------------- -----------
------------------ ---------------------------- ---------------------------------- -----------

1/7/03             John Wade                    /s/ John Wade                        - 0 -
------------------ ---------------------------- ---------------------------------- -----------
------------------ ---------------------------- ---------------------------------- -----------

1/7/03             Alan Zimmelman               /s/ Alan Zimmelman                   - 0 -
------------------ ---------------------------- ---------------------------------- -----------


                                                                   ATTACHMENT B


                                POWER OF ATTORNEY


     Know all by these presents that the undersigned hereby constitutes and appoints Steven White the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as beneficial owner of shares of common stock of Itex Corporation (the "Company"), a Schedule 13D or any amendment thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder, and Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or amendment thereto or Form 3, 4, or 5 and timely file such Schedule or Form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned understands and acknowledges that the Schedule 13D and amendments thereto and the Forms 3, 4, and 5 referred to above may be filed jointly on behalf of a "group" as that term is defined in the rules promulgated under Section 13(d) of the Exchange Act. The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) or Section 16 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D or Forms 3, 4, and 5 and amendments thereto with respect to the undersigned's holdings of and transactions in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this ___th day of November, 2002.


                                        ------------------
                                        Signature


                                        ------------------
                                        (Print Name)

                CONSENT TO BE NOMINATED FOR ELECTION AS DIRECTOR



     I hereby consent to being named as a nominee for election as a director of Itex Corporation in proxy materials to be filed with the Securities and Exchange Commission and to be sent to the shareholders of Itex Corporation by Lakemont Capital and to serve as a director of Itex Corporation if elected.


Date:  November 25, 2002

                                       /s/ Steven White
                                       ------------------
                                       Signature


                                       Steven White
                                       ------------------
                                       (Print Name)

                CONSENT TO BE NOMINATED FOR ELECTION AS DIRECTOR



     I hereby consent to being named as a nominee for election as a director of Itex Corporation in proxy materials to be filed with the Securities and Exchange Commission and to be sent to the shareholders of Itex Corporation by Lakemont Capital and to serve as a director of Itex Corporation if elected.


Date:  November 25, 2002

                                        /s/ Eric Best
                                        ------------------
                                        Signature


                                        Eric Best
                                        ------------------
                                        (Print Name)

                CONSENT TO BE NOMINATED FOR ELECTION AS DIRECTOR



     I hereby consent to being named as a nominee for election as a director of Itex Corporation in proxy materials to be filed with the Securities and Exchange Commission and to be sent to the shareholders of Itex Corporation by Lakemont Capital and to serve as a director of Itex Corporation if elected.


Date:  November 25, 2002

                                        /s/ John Wade
                                        ------------------
                                        Signature


                                        John Wade
                                        ------------------
                                        (Print Name)

                CONSENT TO BE NOMINATED FOR ELECTION AS DIRECTOR



     I hereby consent to being named as a nominee for election as a director of Itex Corporation in proxy materials to be filed with the Securities and Exchange Commission and to be sent to the shareholders of Itex Corporation by Lakemont Capital and to serve as a director of Itex Corporation if elected.


Date:  November 25, 2002

                                        /s/ Alan Zimmelman
                                        ------------------
                                        Signature


                                        Alan Zimmelman
                                        ------------------
                                        (Print Name)

                CONSENT TO BE NOMINATED FOR ELECTION AS DIRECTOR



     I hereby consent to being named as a nominee for election as a director of Itex Corporation in proxy materials to be filed with the Securities and Exchange Commission and to be sent to the shareholders of Itex Corporation by the Committee for the Advancement of Stockholder Equity ("CASE"), or by Lakemont Capital on behalf of CASE, and to serve as a director of Itex Corporation if elected.


Date:  January 1, 2003

                                        /s/ Lewis Humer
                                        ------------------
                                        Signature


                                        Lewis "Spike" Humer
                                        ------------------
                                        (Print Name)